Exhibit 99.1

AMEX:ROY	NR 08-04
TSX:IRC	March 31, 2008

INTERNATIONAL ROYALTY

APPOINTS PAUL ZINK AS PRESIDENT

DENVER, COLORADO – March 31, 2008 – Douglas B. Silver, Chairman and CEO of International Royalty Corporation (AMEX: ROY, TSX: IRC) (the "Company" or “IRC”) is pleased to announce the expansion of its management team with the appointment of Paul H. Zink as President.  Mr. Zink has over 30 years experience in finance, mining and equity research.  Mr. Zink most recently held the positions of Senior Investment Analyst and Managing Director at the Denver based, privately held investment firm, Republic Financial Corporation. His experience includes serving as Chief Financial Officer at Koch Mineral Services, Chief Credit Officer at Koch Industries, Director of Corporate Development at Pegasus Gold, Inc. and as Vice President of Mining and Metals Equity Research at JP Morgan & Co.

Mr. Zink’s compensation package includes a grant of 100,000 stock options.

International Royalty Corporation

International Royalty Corporation (IRC) is a global mineral royalty company. IRC holds over 80 royalties including an effective 2.7% NSR on the Voisey's Bay mine, a sliding-scale NSR on the Pascua gold project in Chile, a 1.5% NSR on the Las Cruces copper project in Spain and a 1.5% NSR on more than 3.0 million acres of gold lands in Western Australia. IRC is senior listed on the Toronto Stock Exchange (TSX:IRC) as well as the American Stock Exchange (AMEX: ROY ).

On behalf of the Board of Directors,

INTERNATIONAL ROYALTY CORPORATION

Douglas B. Silver

Chairman and CEO

For further information please contact:

Jack Perkins, Director of Investor Relations: (303) 991-9500

Douglas B. Silver, Chairman and CEO: (303) 799-9020

info@internationalroyalty.com

www.internationalroyalty.com

Renmark Financial Communications Inc.

Barbara Komorowski : bkomorowski@renmarkfinancial.com

Melanie Lecavalier: mlecavalier@renmarkfinancial.com

Tel.: 514-939-3989

Fax: 514-939-3717

www.renmarkfinancial.com